April 9, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN:	Mr. Mark Cowan
Document Control – EDGAR

RE:	Columbia Funds Variable Series Trust II

Columbia Variable Portfolio – Managed Volatility Moderate Growth Fund

Post-Effective Amendment No. 29
File No. 333-146374 / 811-22127

Dear Mr. Cowan:

This letter responds to comments received on March 25, 2013 for the Post-Effective Amendment filing referenced above. Comments and responses are outlined below:

FEES AND EXPENSES OF THE FUND

COMMENT NO. 1:	Please provide updated fee tables and examples so that the staff may review the updated information prior to the filing’s effective date.

RESPONSE:	Please see Exhibit A to this letter.

COMMENT NO. 2:	Please remove footnote (a) and (b) because the disclosure is not required or permitted by Item 3.

RESPONSE:	The Fund’s advisory fee rate is not a specific fee rate applied to all Fund assets but rather a rate that varies according to the type of asset in the Fund’s portfolio. Because of this somewhat unusual fee structure, the Fund believes it is useful to describe the structure in a footnote to the table. Accordingly, the Fund prefers to retain footnote (a). Footnote (b) will be revised to read as follows:

“Total annual Fund Operating Expenses” may not match “Net Expenses” in the Financial Highlights section of this prospectus, which does not include, among other things, fees and expenses incurred as a result of investment in shares of certain acquired funds.

COMMENT NO. 3:	If the Fund’s current expenses are lower than the contractual cap such that the fee waiver is not currently applicable, then please remove the footnote disclosing the contractual fee waiver arrangement in the fees and expense table.

RESPONSE:	Since the Fund’s current expenses are lower than the contractual cap such that the fee waiver is not currently triggered, we will remove the footnote disclosing the contractual fee waiver arrangement from the fees and expenses table.

COMMENT NO. 4:	Confirm that, if a contractual fee waiver/reimbursement agreement is reflected in the fee and expense table, the duration of such agreement will be at least one year from the date of effectiveness of the Fund’s prospectus.

RESPONSE:	So confirmed.

COMMENT NO. 5:	Please delete the 3rd, 4th and 5th sentences to the narrative preceding the fee table as such disclosure is not permitted nor required by the form.

RESPONSE:	The disclosure will be revised as requested.

PORTFOLIO TURNOVER

COMMENT NO. 6:	As the fund has not operated for a full fiscal year, please describe the period for which information is shown. See Item 3 Instruction 5 of Form N-1A.

RESPONSE:	The disclosure will describe the period for which information is shown.

PRINCIPAL INVESTMENT STRATEGIES

COMMENT NO. 7:	It appears that the description of the principal investment strategies of the fund in both the Item 4 and Item 9 disclosure is identical. Consider revising the disclosure such that Item 4 summarizes the information given in response to Item 9.

RESPONSE:	Due to this fund’s complexity, we believe that shortening/summarizing the disclosure for purposes of Item 4 will hinder investor understanding of the Fund. As such, we have determined to leave the disclosure in Items 4 and 9 substantially similar.

ADDITIONAL INVESTMENT STRATEGIES AND POLICIES

COMMENT NO. 8:	With respect to Lending of Portfolio of Securities, please either identify as a principal risk or move the disclosure to Item 16.

RESPONSE:	The disclosure related to Lending of Portfolio of Securities will be deleted for this fund.

MAILINGS TO HOUSEHOLDS

COMMENT NO. 9:	Please explain to the staff the purpose of the use of brackets around the disclosure regarding mailings to households. Does that mean you expect the disclosure to change prior to going effective?

RESPONSE:	The disclosure regarding mailing to households will be removed.

COMMENT NO. 10:	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:	The Registrant agrees to make such representations:

In connection with the filing listed above, the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Joseph L. D’Alessandro

Joseph L. D’Alessandro

Vice President and Group Counsel

Ameriprise Financial, Inc.

Exhibit A

Fees and Expenses

Columbia Variable Portfolio – Managed Volatility Moderate Growth Fund

FEES AND EXPENSES OF THE FUND

This table describes the Fund’s fees and expenses that you may pay if you buy a variable annuity and allocate your purchase payments or premiums to subaccounts that invest in the Fund. The table does not reflect any charges or expenses imposed by insurance companies on subaccounts or contracts. If such sales charges or expenses had been included, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class 2
Management Fees(a)	0.24%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses	0.08%
Acquired Fund Fees and Expenses	0.48%
Total Annual Fund Operating Expenses(b)	1.05%

(a)

The Fund’s investment advisory fee is equal to (i) 0.00% on the Fund’s assets that are invested in underlying funds (including any exchange-traded funds (ETFs)) that pay an investment advisory fee to Columbia Management Investment Advisers, LLC (the Investment Manager); and (ii) 0.66% on the first $0.5 billion gradually reducing to 0.49% on the Fund’s assets invested in securities or instruments (other than underlying funds, including any ETFs, that pay an investment advisory fee to the Investment Manager), including other funds advised by the Investment Manager that do not pay an investment advisory fee to the Investment Manager, derivatives and individual securities.

(b)

“Total annual Fund Operating Expenses” may not match “Net Expenses” in the Financial Highlights section of this prospectus, which does not include, among other things, fees and expenses incurred as a result of investment in shares of certain acquired funds.

EXAMPLE

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the Fund for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expense table above.

The example does not reflect the fees and expenses that apply to your Contract or to Accounts that may own shares directly. Inclusion of these charges would increase expenses for all periods shown.

Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years	5 years	10 years
Class 2 shares	$107	$334	$579	$1,283